UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61870 / April 8, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13804

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In the Matter of

AMALGAMATED EXPLORATIONS, INC.,
AREAWIDE CELLULAR, INC.,
GENOMED, INC.,
GLOBAL MAINTECH CORP.,
MILITARY RESALE GROUP, INC.,
VERADO HOLDINGS, INC., and
WORLD TRANSPORT AUTHORITY, INC.

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ORDER MAKING FINDINGS AND
REVOKING REGISTRATIONS BY
DEFAULT AS TO FIVE
RESPONDENTS

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         The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) Pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) on March 3, 2010. The Division of Enforcement (Division) has provided evidence that all Respondents were served with the OIP by March 5, 2010, in conformance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. The proceeding has ended as to Respondent Amalgamated Explorations, Inc. Amalgamated Explorations, Inc., Exchange Act Release No. 61845 (April 6, 2010). To date, only Respondent World Transport Authority, Inc. (WTAI), has filed an Answer. By Order dated March 16, 2010, Respondents were put on notice that they could be deemed to be in default and have the registrations of their registered securities revoked if they failed to timely file an Answer.

         A prehearing conference was held on March 26, 2010. Only Respondent WTAI participated in the prehearing conference. Accordingly, the remaining Respondents, Areawide Cellular, Inc., Genomed, Inc., Global Maintech Corp., Military Resale Group, Inc., and Verado Holdings, Inc., are in default for failing to file an Answer to the OIP, attend a prehearing conference, or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f), .221(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

         Areawide Cellular, Inc. (ticker symbol AWCL) (CIK No. 1092233), is a void Delaware corporation located in Buffalo Grove, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $3,069,102 for the prior nine months. On April 4, 2003, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, which was converted to a Chapter 7 petition, and was terminated on April 22, 2009. As of February 26, 2010, the common stock of the company was quoted on the Pink Sheets of the Pink OTC Markets Inc. (Pink Sheets), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Genomed, Inc. (ticker symbol GMED) (CIK No. 1169417), is a Florida corporation located in St. Louis, Missouri, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2005, which reported a net loss of $346,919 for the prior three months. As of February 26, 2010, the common stock of the company was quoted on the Pink Sheets, had eleven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Global Maintech Corp. (ticker symbol GBMT) (CIK No. 783738) is a Minnesota corporation located in Bloomington, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2002. As of February 26, 2010, the common stock of the company was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Military Resale Group, Inc. (ticker symbol MYRL) (CIK No. 1088436), is a New York corporation located in Colorado Springs, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $1,873,382 for the prior nine months. As of February 26, 2010, the common stock of the company was quoted on the Pink Sheets, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Verado Holdings, Inc. (ticker symbol VRDOQ) (CIK No. 1061583), is a delinquent Delaware corporation located in Greenwood Village, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of $167,663,000 for the prior nine months. On February 15, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was still pending as of March 1, 2010. As of February 26, 2010, the common stock of the company was quoted on the Pink Sheets, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

These five Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these five Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Areawide Cellular, Inc., Genomed, Inc., Global Maintech Corp., Military Resale Group, Inc., and Verado Holdings, Inc., are REVOKED.

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Robert G. Mahony
Administrative Law Judge